VIA U.S. MAIL AND EDGAR

September 12, 2011

James Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardea Biosciences, Inc.
Annual Report on Form 10-K for the year ended December 31, 2010
Filed March 11, 2011
File No. 001-33734

Dear Mr. Rosenberg:

On behalf of Ardea Biosciences, Inc. (“Ardea” or the “Company”), I confirm receipt on August 26, 2011 of your comment letter dated August 26, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as described above. Set forth below is our response to your comment letter. To assist in your review, the Company has included below the text of the Staff’s comments in italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Comment: 1. We acknowledge your response to prior comment two. Please revise your proposed disclosure to include the aggregate amount of milestones that you may be obligated to pay in the future and the types of events that would trigger those payments under the contractual obligation table.

Response:

Below is the proposed sample MD&A disclosure (additions to current disclosure in bold and underlined) for inclusion in the Company’s future periodic filings:

Under the asset purchase agreement with Valeant, we made a $1.0 million contingent event-based payment to Valeant in January 2011 after the first patient was dosed in the first Phase 2 study for the MEK inhibitor program.

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Additional future payments of up to $41 million will be triggered by certain development- and regulatory-based events, should they occur. Each payment will be recorded when, and if, the event occurs and such payment is issued or becomes payable.

The following table summarizes our contractual obligations as of December 31, 2011. Long-term debt and capital lease obligations include interest.

Payment due by period
			Less than						More than
	Total		1 year		1-3 years		3-5 years		5 years
(In thousands)
Long-term debt obligations	$	X,XXX	$	X,XXX	$	XX	$	XX	$—
Operating lease obligations		X,XXX		X,XXX		X,XXX		X,XXX	—
Capital lease obligations		XXX		XXX		XX		XX	—
Purchase Obligations		X,XXX		X,XXX		XX		—	—

Total*	$	XX,XXX	$	X,XXX	$	X,XXX	$	X,XXX	$—

*	The table above does not include up to $41 million of potential future contingent event-based payments under the asset purchase agreement with Valeant. Due to the contingent nature of these payments, we are unable to estimate with certainty the amount and timing of future payments under the Valeant agreement. We intend to use our current financial resources to fund our obligations, if any, under the Valeant agreement.

The Company respectfully confirms that it will revise the disclosure in its next periodic filing that includes the contractual obligations table to include the above disclosure.

Notes to Consolidated Financial Statements

Note 8 – Bayer Relationship, page F-18

Please note that we have elected to group your August 26, 2011 comment number 2 and specific reference in comment number 3 to your July 19, 2011 comment number 4, bullet points numbers 2 and 3 together, along with our responses, as these points address the same concept, namely, the proposed footnote setting forth disclosure regarding our relationship with Bayer HealthCare AG (“Bayer”), as required by ASC 605-28-50-2.

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Comment: 2. We acknowledge your response to prior comment four. While a confidential treatment may have been granted in the past, please note that information, even if confidential, that is required must be disclosed. The milestone information previously requested under comment four is now required under U.S. GAAP. Accordingly, please provide a disclosure that describes each milestone, related contingent consideration, and whether you consider it substantive. Please refer to section IIB2 of our Staff Legal Bulletin Number One that addresses confidential treatment request of required disclosures.

Comment: 3. Please address the second, third and fourth bullets in our previous comment four that you did not address, including how your accounting policy for milestones complies with the milestone revenue recognition method in ASC 605-28.

Comment: 4, bullet number 2 from your July 19, 2011 comment letter. Tell us how your policy herein “Revenue from milestone payments will be recognized upon achievement of the milestone only if the milestone payment is nonrefundable, substantive effort is involved in achieving the milestone, the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone and the milestone is at risk for both parties” complies with each of the three criteria in ASC 605-28-25-2.

Comment: 4, bullet number 3 from your July 19, 2011 comment letter. Provide the disclosures required by ASC 605-28-50-2.

Response:

The Company has evaluated each of the development-, regulatory- and sales-based contingent event-based consideration payment elements in the Development and Commercialization License Agreement (the “License Agreement”) with Bayer pursuant to ASC 605-28 and determined that only the first two development-based contingent event-based payments (a $15.0 million payment upon dosing of the first patient in the first Phase 2 or Phase 3 trial for the first indication and a $7.5 million payment upon dosing of the first patient in the first Phase 2 or Phase 3 trial for the second indication) met the definition of a milestone for the following reasons:

•

under the terms of the License Agreement, the Company was required to continue to completion the two Phase 1 human clinical trials of BAY 86-9766 (RDEA119), known as trial 119-101 and trial 119-103, that were underway at the time the License Agreement was entered into;

•

the initiation of subsequent, advanced-stage clinical trials, and thus the triggering of the first two clinical development-based milestones, is directly dependent upon the successful completion of the 119-101 monotherapy safety study and identification of the maximum tolerated dose (“MTD”) of BAY 86-9766 (RDEA119) in the 119-103 sorafenib combination study; and

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•

after the completion of these studies all subsequent research, development, regulatory and sales-based responsibilities will have been fully transferred to Bayer. The Company will not be required to perform any other material services under the terms of the agreement, including material services in support of the achievement of the future regulatory- and sales-based events. The continued development and progression of the compounds and the achievement of the future regulatory- and sales-based events that would trigger additional contingent payments will be solely dependent upon Bayer’s efforts.

These milestones were considered substantive as they:

•

were commensurate with the enhancement of value resulting from the Company’s success in advancing toward completion both of the ongoing BAY 86-9766 (RDEA119) clinical trials that were underway when the License Agreement was entered into;

•	related solely to our past performance in advancing these studies toward completion; and

•	were reasonable relative to the other payment terms of the License Agreement as they comprised only approximately 6% of the License Agreement’s total potential contingent payments.

The remaining other potential regulatory- and sales-based contingent payments for which payment is dependent solely upon Bayer’s performance will not be accounted for using the milestone method. In accordance with ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, such payments will be considered a separate unit of accounting and will be recognized as revenue when the underlying triggering event has occurred and collectability is reasonably assured, as the event was not assured at the time the License Agreement was entered into, there will be no ongoing performance obligations on the part of the Company and no further rights will be transferred to Bayer as a result of these payments.

In accordance with ASC 605-28-50-2, the following information must be disclosed for each arrangement that includes milestone consideration accounted for under the guidance of ASC 605-28, Revenue Recognition – Milestone Method:

•	a description of the overall arrangement;

•	a description of each milestone and related contingent consideration;

•	a determination of whether each milestone is considered substantive;

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•	the factors that the entity considered in determining whether the milestone or milestones are substantive; and

•	the amount of consideration recognized during the period for the milestone or milestones.

The following sample Footnote X – Bayer Relationship disclosure provided below (additions to current disclosure in bold and underlined), is provided for proposed inclusion in our future periodic filings in order to comply with the disclosure requirements of 605-28-50-2 and to clarify compliance with ASC 605-28-25-2:

In April 2009, the Company entered into a Development and Commercialization License Agreement (the “License Agreement”) with Bayer HealthCare AG (“Bayer”). Under the terms of the License Agreement, the Company granted to Bayer a worldwide, exclusive license to develop and commercialize the Company’s mitogen-activated ERK kinase (“MEK”) inhibitors for all indications. In partial consideration for the license, Bayer paid the Company an upfront cash fee of $35 million. The Company is eligible to receive additional cash payments totaling up to $372.5 million upon the occurance of certain development-, regulatory- and sales-based contingent events, as well as low double-digit royalties on worldwide sales of products covered under the License Agreement. The Company is responsible for the completion of the Phase 1 and Phase 1/2 studies of BAY 86-9766 (RDEA119) that were underway at the time the License Agreement was entered into. Bayer is responsible for reimbursing the Company for third-party development costs associated with the studies, up to a specified amount. During the fourth quarter of 2010, Bayer agreed to reimburse a portion of the personnel costs of employees involved in the development of BAY 86-9766 (RDEA119). The reimbursements will be recognized as the services are performed. The upfront fee, reimbursement of third-party development costs, reimbursement of personnel costs, contingent event-based payments and royalties based on product sales, if any, will be accounted for as separate units of accounting.

The $35 million upfront payment was originally being recognized on a straight-line basis over a period of approximately 13 months, which was the original period that the Company expected to complete all of its obligations under the License Agreement. In December 2009 and again in September 2010, the Company revised its estimate of this period as a result of design modifications to its ongoing BAY 86-9766 (RDEA119) clinical trials, extending it to a 38-month period ending in June 2012. The deferred balance of the license fee as of the date

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of the latest change in estimate of approximately $7,738,000 is being recognized over the revised timeline. For the three and nine months ended September 30, 2011, the Company recognized revenue of approximately $X,XXX,XXX and $X,XXX,XXX, respectively, and $2,171,000 and $7,024,000 for the same periods in 2010, as license fees in the condensed consolidated statement of operations.

Participants in a collaborative arrangement are required to report costs incurred and revenues generated from transactions with third parties in each entity’s respective income statement based on whether the participant is considered a principal or an agent. Under the terms of the License Agreement and as it pertains to the completion of the Phase 1 and Phase 1/2 studies, the Company would be considered the principal as the Company is the primary obligor with respect to the third parties, has latitude in establishing price, has discretion in supplier selection and is involved in the determination of product or service specifications. As such, the Company records the gross amount of the reimbursement of third-party development costs for the ongoing clinical trials as revenue and the costs associated with these reimbursements are reflected as a component of research and development expense in the Company’s consolidated statement of operations. In July 2010 and again in May 2011, the ongoing clinical trial cost reimbursement amount was increased to include the effect of study design changes previously agreed to by both parties. For the three and nine months ended September 30, 2011, the Company recognized revenue of approximately $XXX,XXX and $XXX,XXX, respectively, and $1,123,000 and $3,064,000 for the same periods in 2010, as reimbursable research and development costs in the condensed consolidated statement of operations.

For the three and nine months ended September 30, 2011, the Company recognized $XXX,XXX and $XXX,XXX, respectively, in reimbursed personnel costs, as sponsored research in its condensed consolidated statements of operations. The Company did not recognize any revenue for sponsored research for the three and nine months ended September 30, 2010.

The Company evaluated the development-, regulatory- and sales-based contingent event-based payments under the License Agreement to determine if each payment met the definition of a milestone and should be considered substantive under the guidance of ASC 605-28. The Company determined that only the first two development-based contingent payments (a $15.0 million payment upon dosing of the first patient in the first Phase 2 or Phase 3 trial for the first indication and a $7.5 million payment upon dosing of the first patient in the first Phase 2 or Phase 3 trial for the second indication) met the definition of a milestone as there was substantive uncertainty at the time the License

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Agreement was entered into that these events would be achieved; the achievement of each event was dependent upon the Company’s performance or a specific outcome resulting from the Company’s performance and each event would result in additional payments being made to the Company.

Further, these milestones were considered substantive as they related solely to the Company’s past performance; were reasonable relative to all of the deliverables and payment terms of the License Agreement and were commensurate with the enhancement of BAY 86-9766 (RDEA119)’s value as a result of the milestone achievement.

Accordingly, revenue for the first milestone of $15 million was recognized in its entirety in 2010 upon achievement of the milestone and revenue from the second milestone of $7.5 million will be recognized in its entirety in the period when, and if, it is achieved.

Other contingent payments under the terms of the License Agreement for which payment is based solely upon the results of Bayer’s performance will not be accounted for using the milestone method because such payments are not contingent on the Company’s performance. Such payments will be recognized as revenue when the underlying contingent event has occurred and collectibility is reasonably assured in accordance with of ASC 605-25, Revenue Recognition – Multiple-Element Arrangements.

For the three and nine months ended September 30, 2011 and 2010, the Company did not recognize any revenue from milestones or other contingent payments under its License Agreement with Bayer.

Bayer is further obligated to pay the Company royalties on annual net sales of licensed compounds. To date, no compounds have been approved for marketing by the FDA or other regulatory agencies and therefore no royalty fees have been earned under the License Agreement.

The Company respectfully confirms that it will revise the disclosure in its next periodic filing that includes Footnote X – Bayer Relationship, to reflect the above changes.

Comment: 3. Please address the second, third and fourth bullets in our previous comment four that you did not address, including how your accounting policy for milestones complies with the milestone revenue recognition method in ASC 605-28.

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Comment: 4, bullet number 4 from your July 19, 2011 comment letter. Tell us how your policy in Note 2 Summary of Significant Accounting Policies Revenue Recognition on page F-8 that “Revenue from milestones is recognized when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved, provided that the milestone event is substantive and its achievability was not reasonably assured at the inception of the applicable agreement” is consistent with that discussed in the second bullet above, and that what you refer to as milestones complies with all of the characteristics discussed in ASC 605-28-20

Response:

To clarify compliance with the criteria in ASC 605-28-20 and ASC 605-28-25-2, we propose the following sample disclosure (additions to current disclosure in bold and underlined) to be included in our Summary of Significant Accounting Policies section of our future periodic filings:

The Company’s collaboration arrangements may contain multiple revenue elements and the Company may be eligible for payments made in the form of upfront license fees, research funding, cost reimbursement, contingent event-based payments and royalties.

Revenue from upfront, nonrefundable license fees is recognized over the period that any related services are to be provided by the Company.

Amounts received for research funding are recognized as revenue as the research services that are the subject of such funding are performed.

Revenue derived from reimbursement of research and development costs in transactions where the Company acts as a principal are recorded as revenue for the gross amount of the reimbursement, and the costs associated with these reimbursements are reflected as a component of research and development expense in the condensed consolidated statements of operations.

ASC 605-28, Revenue Recognition – Milestone Method, established the milestone method as an acceptable method of revenue recognition for certain contingent event-based payments under research and development arrangements. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. A milestone is an event (i) that can be achieved based in whole or in part on either the Company’s performance or on the occurrence of a specific outcome resulting from the

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Company’s performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved, and (iii) that would result in additional payments being due to the Company. The determination that a milestone is substantive is judgmental and is made at the inception of the arrangement. Milestones are considered substantive when the consideration earned from the achievement of the milestone is (i) commensurate with either the Company’s performance to achieve the milestone or the enhancement of value of the item delivered as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) relates solely to past performance and (iii) is reasonable relative to all deliverables and payment terms in the arrangement.

Other contingent payments received for which payment is either contingent solely upon the passage of time or the results of a collaborative partner’s performance are not considered milestones under ASC 605-28. In accordance with ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, such payments will be recognized as revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; price is fixed or determinable; and collectability is reasonably assured.

Revenues recognized for royalty payments, if any, are based upon actual net sales of the licensed compounds, as provided by the collaboration arrangement, in the period the sales occur.

Any amounts received prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue on its condensed consolidated balance sheet.

The Company respectfully confirms that it will revise the disclosure in Note X - Summary of Significant Accounting Policies Revenue Recognition, in its next periodic filing to reflect the above changes.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (858) 652-6523 with any questions or further comments you may have regarding this letter.

Respectfully submitted,

/s/ John W. Beck
John W. Beck
Senior Vice President, Finance & Operations,
Chief Financial Officer

Cc:	Barry D. Quart, Pharm.D. President & Chief Executive Officer

Steve Rappatoni - Partner, Marcum, LLP

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